VIA EDGAR

September 28, 2015

Re: Acceleration Request for Performance Food Group Company Registration Statement on Form S-1 (File No. 333-198654)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lilyanna Peyser

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Performance Food Group Company, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Time, on September 30, 2015, or as soon as practicable thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-2255 with any questions.

Very truly yours,

/s/ Igor Fert

Igor Fert

,

VIA EDGAR

September 28, 2015

Re: Acceleration Request for Performance Food Group Company Registration Statement on Form S-1 (File No. 333-198654)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lilyanna Peyser

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Performance Food Group Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Eastern Time, on September 30, 2015, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Igor Fert at Simpson Thacher & Bartlett LLP, at (212) 455-2255.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Performance Food Group Company

By:	/s/ Michael L. Miller
Name:	Michael L. Miller
Title:	Senior Vice President, General Counsel, and Secretary

September 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Performance Food Group Company (the “Company”) Registration Statement on Form S-1 (File No. 333-198654)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 16,675,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (EDT) on September 30, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 21, 2015, through the date hereof:

Preliminary Prospectus dated September 21, 2015:

5,020 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jack Hasler
Jack Hasler
Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President